UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: March 31, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 31, 2010, entitled “CNOOC Ltd. Announces Strong Production Growth and Outstanding Exploration Results of 2009”.
99.2	Announcement dated March 31, 2010, entitled “2009 Annual Results Announcement”.

Exhibit 99.1
中國海洋石油有限公司
CNOOC LIMITED
For Immediate Release

CNOOC Ltd. Announces Strong Production Growth and Outstanding Exploration Results of 2009

(Hong Kong, March 31, 2010) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) today announced its annual results for the 12 months ended December 31, 2009.

In 2009, the Company’s net production reached 227.7 million (mm) barrels of oil equivalent (BOE) with a year-over-year (“YOY”) growth of 17.2%, which set the Company at a leading position among its peers in terms of growth percentage. The outstanding performance of new fields brought on stream in the past two years, together with the producing fields contributed greatly to the strong production growth.

During the period, affected by the sharp decline of the international oil prices compared with the year before, our average realized oil price fell 32.2% to US$60.61 per barrel. The average realized gas price increased 4.6% to US$4.01 per thousand cubic feet. Thanks to the strong growth of oil and gas production, the Company realized oil and gas sales of 83.91 billion RMB and a net profit of 29.49 billion RMB.

To facilitate the development of the Company, we further increased our investment on exploration, development and production during the year. The Company spent US$ 1.07 billion on exploration, up 13.8% YOY, while our development and production Capex reached US$ 4.16 billion and US$ 0.99 billion, representing an increase of 19.2% and 44.7% respectively.

In 2009, the Company recorded excellent exploration results. We have achieved 15 independent discoveries and successfully appraised 11 oil and gas structures in offshore China, including quite a few independent discoveries in adjacent area around Shijiutuo uplift and Liaodong Bay in Bohai area, which are anticipated to become a new base for our reserve growth. In terms of PSC exploration, 2 discoveries were successfully made, among which the deepwater discovery LiuHua 34-2 and successful appraisal of LiWan 3-1 represent another important progress of the deepwater exploration. In the meantime, the Company made 2 discoveries in overseas. In 2009, the Company’s reserve replacement ratio amounted to 163%, far beyond the initial target set earlier this year.

In 2009, as a result of effective project management, the Company successfully started up 11 new fields. During the year, more than 20 projects were under construction and all have been going on smoothly.

During the period, the Company continued to exercise stringent cost control policy. Benefitting from this, the Company reports an all-in cost of US$22.08 per barrel and maintains its competitive cost advantage among global peers.

Mr. Yang Hua, President and CFO of CNOOC Ltd. said: “The Company’s outstanding operating and management capability enabled us to again meet our production target set at the beginning of the year. I am gratified of all the accomplishments and even more confident in achieving our production target in 2010. ”

In 2009, our earnings per share (EPS) reached 0.66 RMB. The Board of Directors has proposed a year-end dividend of HK$0.20 per share. Together with an interim dividend of HK$0.20 per share, the Company would distribute a total dividend of HK$0.40 per share in the year.

“Facing challenges from the market, we adhere to our established strategies, and make great efforts to maintain steady growth as well as enhance our sustainable development ability, which help us conclude the year with satisfactory results,” Mr. Fu Chengyu, Chairman and CEO of the Company commented.

– End –

Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.
*** *** *** ***
For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Vice President
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

  (Incorporated in Hong Kong with limited liability under the Companies Ordinance)
  (Stock Code: 00883)

  2009 Annual Results Announcement

CHAIRMAN’S STATEMENT

Dear Shareholders,

Did you notice that our young CNOOC Limited just crossed its 10-year-old threshold? Indeed, the elapsed 2009 was the year that the Company, founded in 1999, has completed its first decade of development.

For a traditional Chinese, the 10th anniversary is a very good cause for celebration and presents a golden opportunity to recollect the past and plan the future.

Most of my management team and I are engineers by training and recollection is not our forte. By looking at the past decade, we focus on how CNOOC Limited could build on its past success and reach new heights in the coming years: What past practices should we carry on? What factors in our growth track could we count on for our future development? What would be the biggest challenge on our road ahead? Can we keep singing the same growth story as we have done in the last decade?

I think CNOOC Limited’s future is clear and well-defined, and I would like to share with you my vision for the Company in the next decade.

Continuing the blue chip route

In the future, we are determined to continue our blue chip route.

In July 2001, barely listed for half a year, CNOOC Limited was included as a Hang Seng Index constituent stock and became one of the blue chip stocks in the Hong Kong market. In the years that followed, we were praised for our outstanding performance and excellent corporate governance. Nowadays, we have been considered a “good company” by many people.

Currently, as the market regulation is becoming increasingly sophisticated, it is not easy to be considered a good company. Consequently, some people often attribute the “making” of a good company simply to market discipline or regulatory supervision.

Although CNOOC Limited has also benefited from the market forces, I think its success should be more attributable to its own intrinsic desire and persistent efforts to be a “good company”.

To those staff who did not understand why the Company keeps “challenging” itself every year, I always explained this way, “All that we do, be it the efforts in increasing production and reserves of oil and gas and maintaining a steady growth, or the hard work with which we enhance our cost consciousness to maintain our low-cost advantage, are not meant merely to please the market and to satisfy our shareholders. A more fundamental purpose is that we want to make CNOOC Limited a well-respected company in the industry.”

Since its founding, CNOOC Limited has not been contented with only being a beneficiary of high oil price. We hope that we can more clearly and completely demonstrate the Company’s value by realizing its growth potential.

To achieve this objective, CNOOC Limited actively adopts the highest operational standards of the industry and eagerly embraces the advanced management and technologies of the industry leaders. In addition, we have developed a comprehensive internal management system to help us focus on our objective.

Ten years ago, CNOOC Limited chose to take a blue chip route. In the last decade, all of our staff have been carrying out their duties conscientiously to achieve this objective.

At our 10th anniversary, I am pleased to learn that our performance has won market recognition. During the financial crisis, despite the significant fluctuations in oil price and the capital market, the Company’s share price has been relatively stable and outperformed the market, demonstrating that our shareholders have remained confident with the Company. I am very proud of this. Here, the results of 2009 allow me to announce that, even though the gloom of the financial crisis has not been completely dispelled, the outstanding performance of CNOOC Limited enables us to live up to the name of a “good company” and to the trust of our shareholders.

In 2009, although the international oil price (WTI) decreased by 38.0%, the Company realized a total revenue of approximately RMB105.20 billion and a net profit of approximately RMB29.49 billion. Our net production of oil and gas reached 227.7 million BOE, representing a 17.2% growth over the previous year. Meanwhile, no major health, safety and environmental incident occurred in its operations.

Continuing our growth story

Although CNOOC Limited’s daily production has tripled since 1999 and its net profit has increased more than six times, a steady growth will continue to be its dominant theme for the next decade.

I mentioned to you before that my confidence in the future of the Company is based on its solid foundation of resources, its immense potential for development, its comprehensive management system and the perseverance of CNOOC people.

Today, I would like to add that I believe our future growth will also be powered by our faith as well as our persistent pursuit of our established strategy. Here, I would like to reiterate three strategies enshrined by us as follows: focusing on reserve and production growth; developing and expanding natural gas business; and maintaining a prudent financial policy.

For the last decade, although international oil price (WTI) once skyrocketed to US$145.29 per barrel and also once slumped to US$11.37 per barrel, we have always been following our strategies in all business practices. Such discipline has won us remarkable returns, and I strongly believe that it will continue to drive CNOOC Limited’s future growth.

Enhancing development quality

CNOOC Limited has announced its growth plan. In 2010, we aim to increase our production by 21%-28%, and after then will continue such growth at a compound annual rate of 6%-10% for the next five years.

Although CNOOC Limited’s focus on growth has won it a lot of applauses, some investors have voiced their concerns: with such ambitious production targets, will the Company sacrifice its cost advantage and corporate responsibilities for a blind expansion?

In my mind, the quality of future development is as important as the speed of its growth. The Company would never give up its pursuit of quality while achieving a steady production growth. The improvement of our development quality should include both internal and external aspects: internally, our cost level and technological capabilities, and externally, our fulfillment of corporate responsibilities and the sustainability of our development.

As you know, our production comes from offshore, and an offshore producer must deal with higher cost than its onshore counterpart. Besides that, for CNOOC Limited, heavy oil, which comprises over half of its total oil production, further increases the Company’s cost pressure. Nevertheless, the Company has maintained its cost advantage since its founding, benefiting from its consistent low cost strategy and efforts. In 2009, facing with the market environment of low oil prices and high costs without apparent improvement, the Company effectively curtailed the rate of its cost increase through measures such as optimization of operation processes and centralization of operation resources.

Therefore, my answer to your concerns is as follows: “Despite the industry’s general upward trend of cost, CNOOC Limited has maintained its hard-earned cost advantage. Of course, our objective is not to ensure that our cost does not increase at all, but to maintain and leverage our relative cost advantage in the industry”.

Enhancing our technological capabilities not only is necessary for our streamline development but also helps us in maintaining our cost advantage. In this respect, CNOOC Limited has reached a considerable level at all phases of its activities extending from exploration, development to production.

Over the years, we have advanced our exploration activities with the breakthrough of new theories, and those activities, in return, further deepened our theoretic research. For instance, the progress of research on the formation conditions of offshore medium and large oil and gas fields has laid a solid foundation for our future reserves addition.

We have kept innovating our development and production activities and developed many patented technologies suitable for offshore China. In order to make these technologies more effective, we have kept implementing a “perfection by practice” process. In 2009, the Company improved its technologies such as the enhancement of heavy oil recovery and the development of marginal fields in Bohai Bay.

We also strive to enhance the technological capabilities of our operations such as by shifting from traditional single oilfield development to regional development. I believe these changes will enable the Company’s operations and management to become our new competitive advantages.

Emphasizing the win-win theme

In the oil industry, there are quite a number of century-old blue chip companies. CNOOC Limited aspires to join their league. At a time when sustainable development has become a global theme, how can a company maintain its edge? I think the win-win philosophy would form a good basis for our future development.

Clearly, growth is our unrelenting pursuit, and the win-win philosophy would be our resolute conviction. On our road ahead, we will continue to:

Cherish resources and the environment. We believe this is the top priority in achieving a win-win situation with nature. In order to improve environmental protection, the Company has, in addition to the ordinary protection measures in its operational process, endeavoured to extend the life span of its oil and gas fields and develop marginal fields effectively and economically through various methods.

Reward shareholders with solid performance. For 2009, the Board of Directors has proposed a final dividend of HK$0.20 per share as a way of sharing the Company’s achievements with our shareholders.

Produce more energy for our community, treat our employees with care, reward our society with affection.

Social responsibilities and sustainable growth will be the key tones of our future development. We would like to call your attention to the CNOOC Limited Social Responsibility Report, to gain a better understanding of our pursuit of the “win-win” situation.

As 2010 heralds the second decade of the 21st century, CNOOC Limited will embark on a new expedition. Our target is ahead and the road is under way. We look forward to joining hands with you on our journey in the next decade.

Fu Chengyu
Chairman and Chief Executive Officer

Hong Kong, 31 March 2010

Consolidated Statement of Comprehensive Income
Year ended 31 December 2009
(All amounts expressed in thousands of Renminbi, except per share data)

		Group
	Notes	2009	2008
REVENUE
Oil and gas sales	5	83,914,379	100,831,333
Marketing revenues		20,751,961	22,966,752
Other income		528,737	2,179,297

		105,195,077	125,977,382

EXPENSES
Operating expenses		(12,490,363)	(9,990,368)
Production taxes		(3,647,153)	(4,889,272)
Exploration expenses		(3,233,683)	(3,409,546)
Depreciation, depletion and amortisation		(15,942,902)	(10,057,665)
Special oil gain levy	6	(6,357,304)	(16,238,234)
Impairment and inventory provision		(6,903)	(1,541,458)
Crude oil and product purchases		(20,455,217)	(22,675,049)
Selling and administrative expenses		(2,263,957)	(1,742,597)
Others		(473,015)	(1,568,039)

		(64,870,497)	(72,112,228)

PROFIT FROM OPERATING ACTIVITIES		40,324,580	53,865,154

Interest income		638,252	1,091,024
Finance costs	8	(534,539)	(415,271)
Exchange gains, net		53,799	2,551,260
Investment income		199,925	475,925
Share of profits of associates		173,459	374,111
Non-operating expenses, net		(34,385)	(61,917)

PROFIT BEFORE TAX	7	40,821,091	57,880,286
Income tax expense	9	(11,335,516)	(13,505,032)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS
OF THE PARENT		29,485,575	44,375,254

OTHER COMPREHENSIVE LOSS
Exchange differences on translation of foreign operations		(158,312)	(5,074,423)
Net (loss)/gain on available-for-sale financial assets, net of tax		(73,736)	10,310
Share of other comprehensive income of associates		6,979	4,316

OTHER COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		(225,069)	(5,059,797)

TOTAL COMPREHENSIVE INCOME		29,260,506	39,315,457

EARNINGS PER SHARE FOR THE YEAR ATTRIBUTABLE
TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic	10	RMB0.66	RMB0.99
Diluted	10	RMB0.66	RMB0.99

Consolidated Statement of Financial Position
31 December 2009
(All amounts expressed in thousands of Renminbi)

		Group
	Notes	2009	2008
NON-CURRENT ASSETS
Property, plant and equipment		165,319,871	138,358,136
Intangible assets		1,230,127	1,205,645
Investments in associates		1,726,806	1,785,155
Available-for-sale financial assets		3,119,955	1,549,797

Total non-current assets		171,396,759	142,898,733

CURRENT ASSETS
Inventories and supplies		3,145,855	2,684,372
Trade receivables		13,115,883	5,633,318
Available-for-sale financial assets		8,582,364	11,660,649
Other current assets		2,542,325	2,730,324
Time deposits with maturity over three months		20,870,000	21,300,000
Cash and cash equivalents		22,615,037	19,761,618

Total current assets		70,871,464	63,770,281

CURRENT LIABILITIES
Trade and accrued payables		15,607,640	11,913,363
Other payables and accrued liabilities		9,773,557	4,020,803
Current portion of long term bank loans	11	122,092	16,623
Taxes payable		5,538,661	2,848,454

Total current liabilities		31,041,950	18,799,243

NET CURRENT ASSETS		39,829,514	44,971,038

TOTAL ASSETS LESS CURRENT LIABILITIES		211,226,273	187,869,771

NON-CURRENT LIABILITIES
Long term bank loans	11	11,816,908	7,115,408
Long term guaranteed notes	12	6,753,153	6,748,598
Provision for dismantlement		11,281,089	8,339,734
Deferred tax liabilities	9	7,439,620	5,428,323

Total non-current liabilities		37,290,770	27,632,063

Net assets		173,935,503	160,237,708

EQUITY
Equity attributable to owners of the parent
Issued capital	13	949,299	949,299
Reserves		172,986,204	159,288,409

Total equity		173,935,503	160,237,708

Yang Hua	Wu Guangqi
Director	Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
31 December 2009
(All amounts expressed in Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards “IFRSs” (which also include International Accounting Standards (“IASs”) and Interpretations) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards “HKFRSs” (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below.

3.	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs and IFRIC Interpretations that are first effective for the current accounting year commencing 1 January 2009 or later but available for early adoption. The equivalent new and revised HKFRSs and HKFRS Interpretations consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

(a)	Standards, revisions and amendments to IFRSs and HKFRSs which are applicable to the Group, and have been adopted for the first time for the current year’s financial statements:

IFRS 2/HKFRS 2 (Amended) – Share-based Payment – Vesting Conditions and Cancellations

The Amendments clarify the definition of vesting conditions and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied. The Group has not entered into share-based payment schemes with non-vesting conditions attached and, therefore, the adoption of the Amendments did not have any impact on its accounting for share-based payments.

IFRS 7/HKFRS 7 (Amended) – Financial Instruments: Disclosures

The Amendments introduce a three-level hierarchy for fair value measurement disclosures. It also requires entities to provide additional disclosures about the fair value measurements and liquidity risk. The fair value measurement disclosures are presented in the annual report. The liquidity risk disclosures are not significantly impacted by the Amendments as presented in the annual report.

IFRS 8/HKFRS 8 – Operating Segments

This standard requires disclosure of information about the Group’s operating segments and replaces the requirement to determine primary (business) and secondary (geographical) reporting segments of the Group. The Group determined that the operating segments were the same as the business segments previously identified under IAS 14/HKAS 14 Segment Reporting. Additional disclosures about each of these segments, including the related comparative information are shown in note 14.

IAS 1/HKAS 1 (Revised) – Presentation of Financial Statements

The revised standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, this standard introduces the statement of comprehensive income. It presents all items of recognised income and expense either in one single statement, or in two linked statements. The Group has elected to present one single statement.

IAS 23/HKAS 23 (Revised) – Borrowing Costs

The revised standard requires capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. As the Group’s current policy for borrowing costs aligns with the requirements of the revised standard, the revised standard has no impact on the Group.

3.	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (CONTINUED)

(b)
Standards, amendments and revisions which are applicable to the Group, and that are effective for accounting periods beginning on or after 1 January 2010, and will only be adopted by the Group upon or after their respective effective dates:

IFRS 3/HKFRS 3 (Revised) – Business Combinations and IAS 27/HKAS 27 (Amended) – Consolidated and Separate Financial Statements

IFRS 3/HKFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring on or after 1 January 2010. Changes affect the valuation of non-controlling interests, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs and future reporting results.

IAS 27/HKAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss.

IFRS 3/HKFRS 3 (Revised) – Business Combinations and IAS 27/HKAS 27 (Amended) – Consolidated and Separate Financial Statements will become effective on 1 January 2010. The changes introduced by these revised standards must be applied prospectively and will affect the accounting of future acquisitions, loss of control and transactions with non-controlling interests.

IFRS 9/HKFRS 9 – Financial Instruments

IFRS 9/HKFRS 9 uses a single approach to determine whether a financial asset is measured at amortised cost or fair value, replacing the many different rules in IAS 39/HKAS 39. The approach in IFRS 9/HKFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. This new standard will become effective on 1 January 2013. The Group has not yet determined the extent of the impact of IFRS 9/HKFRS 9.

IAS 24/HKAS 24 (Revised) – Related Party Disclosures

IAS 24/HKAS 24 (Revised) clarifies and simplifies the definition of related parties. It also provides for a partial exemption of related party disclosure to government-related entities for transactions with the same government or entities that are controlled, jointly controlled or significantly influenced by the same government. The Group expects to adopt IAS 24/HKAS 24 (Revised) from 1 January 2011 and the comparative related party disclosures will be amended accordingly.

Improvements to IFRSs/HKFRSs

Apart from the above, the IASB/HKICPA has also issued Improvements to IFRSs/HKFRSs which sets out amendments to a number of IFRSs/HKFRSs primarily with a view to removing inconsistencies and clarifying wording. While the adoption of some of the amendments may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group. The Group has also considered all other IFRICs issued and they are unlikely to have any financial impact on the Group.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared under the historical cost convention, except for current available-for-sale financial assets and derivative financial instruments, which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2009.

The results of subsidiaries are consolidated from the date of acquisition being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealised gains and losses and dividends resulting from intra-group transactions are eliminated in full.

5.	OIL AND GAS SALES

	Group
	2009 RMB’000	2008 RMB’000
Gross sales	87,762,658	105,643,389
Less: Royalties	(1,463,385)	(845,543)
PRC government’s share of oil	(2,384,894)	(3,966,513)
Oil and gas sales	83,914,379	100,831,333

6.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

7.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	Group
	2009 RMB’000	2008 RMB’000
Crediting:
Interest income on bank deposits	(638,252)	(1,091,024)
Exchange gains, net	(53,799)	(2,551,260)

Investment income:
– Net gain from available-for-sale publicly traded investments	(199,925)	(475,925)

Charging:
Auditors’ remuneration:
– Audit fee	15,447	23,424
– Other fees	2,619	1,707
	18,066	25,131

Employee benefit expense (including directors’ remuneration):
– Wages, salaries and allowances	952,319	837,817
– Labour costs paid to contractors	1,696,767	1,521,710
– Equity-settled share option expense	184,343	167,219
	2,833,429	2,526,746

Depreciation, depletion and amortisation:
– Property, plant and equipment	15,819,121	10,238,038
– Intangible assets	167,776	139,017
Less: net amount capitalised	(43,995)	(319,390)
	15,942,902	10,057,665

Operating lease rentals:
– Office properties	127,008	111,508
– Equipment	1,653,464	1,237,954
	1,780,472	1,349,462

(Gain)/loss on disposal of property, plant and equipment	(1,564)	274,537
Repairs and maintenance	1,846,688	1,822,773
Research and development costs	539,233	507,078
Provision for inventory obsolescence	6,955	5,374

8.	FINANCE COSTS

	Group
	2009 RMB’000	2008 RMB’000
Interest on bank loans
which are repayable within five years	87,394	107,853
Interest on other loans (including convertible bonds)	386,838	416,265
Other borrowing costs	33,593	35,932
Total borrowing costs	507,825	560,050

Less: Amount capitalised
in property, plant and equipment	(439,850)	(524,006)
	67,975	36,044

Other finance costs:
Unwinding of discount on provision for dismantlement	466,439	379,227
Other	125	–
	534,539	415,271

The interest rates used to determine the amount of related borrowing costs for capitalisation varied from 4.1% to 6.375% (2008: from 4.1% to 6.375%) per annum during the year.

9.	INCOME TAX

An analysis of the tax expense in the Group’s consolidated statement of comprehensive income is as follows:

	Group
	2009 RMB’000	2008 RMB’000
Overseas
Current income tax	657,614	934,420
Deferred tax	1,362,833	(631,329)

PRC
Current income tax	8,663,709	13,203,815
Deferred tax	651,360	(1,874)
Total tax charge for the year	11,335,516	13,505,032

A reconciliation of the statutory PRC corporate income tax rate to the effective income tax rate of the Group is as follows:

	Group
	2009%	2008%
Statutory PRC enterprise income tax rate	25.0	25.0
Effect of different tax rates for the Company and overseas subsidiaries	3.0	(1.1)
Tax credit from the government	(0.3)	(0.2)
Profit attributable to associates	(0.1)	(0.2)
Other permanent differences	0.1	(0.2)
Group’s effective income tax rate	27.7	23.3

9.	INCOME TAX (CONTINUED)

The movements of deferred tax liabilities are as follows:

	Group
	2009 RMB’000	2008 RMB’000
At 1 January	5,428,323	6,293,559
Credited to the consolidated statement of comprehensive income	2,014,193	(633,203)
Exchange differences	(2,896)	(232,033)

At 31 December	7,439,620	5,428,323

10.	EARNINGS PER SHARE

	Group
	2009	2008
Earnings
Profit for the year attributable to ordinary equity
holders for the basic and diluted earnings per share calculations	RMB29,485,575,000	RMB44,375,254,000

Number of shares
Number of ordinary shares issued at the beginning of the year	44,669,199,984	44,302,616,976
Weighted average effect of:
New shares issued during the year	-	320,534,053
Share options exercised during the year	-	705,282

Weighted average number of ordinary shares for the basic earnings per share calculation	44,669,199,984	44,623,856,311

Effect of dilutive potential ordinary shares under the share option schemes	102,514,345	138,262,808

Effect of dilutive potential ordinary shares for convertible bonds	-	23,978,397

Weighted average number of ordinary shares
for the purpose of diluted earnings per share	44,771,714,329	44,786,097,516

Earnings per share:
Basic	RMB0.66	RMB0.99
Diluted	RMB0.66	RMB0.99

11.	LONG TERM BANK LOANS

		Group
		2009 RMB’000	2008 RMB’000
	Effective interest rate and final maturity
RMB denominated bank loans	4.05% per annum with maturity through 2016	-	500,000
US$ denominated bank loans
Loan for Tangguh LNG Project*	LIBOR+0.23% ~ 0.38% per annum with maturity through 2021	3,148,034	2,633,790
Loan for OML130 Project**	LIBOR+4% per annum with maturity through 2015	8,790,966	3,998,241
		11,939,000	7,132,031
Less: Current portion of long term bank loans		(122,092)	(16,623)

		11,816,908	7,115,408

*	The amount represented the Group’s share of utilised bank loans in Tangguh Liquefied Natural Gas Project (the “Tangguh LNG Project”).
**	In 2008, the Group obtained a bank loan for the purpose of financing the ongoing capital needs of the OML130 Project in Nigeria.

The Company delivered a guarantee dated 29 October 2007 in favour of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated 29 October 2007 in connection with the Tangguh LNG Project in Indonesia. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated 31 July 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000.

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. (“Talisman”) for a consideration of US$212.5 million became effective on 1 January 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

In addition, a letter of credit agreement was signed between the Company and Talisman with the execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing.

As at 31 December 2009, all the bank loans of the Group were unsecured, and none of the outstanding borrowings were guaranteed by CNOOC.

12.	LONG TERM GUARANTEED NOTES

Long term guaranteed notes comprised the following:

(i)
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(ii)
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

There was no default of principal, interest or redemption terms of the long term guaranteed notes during the year.

13.	SHARE CAPITAL

Share	Number of shares	Share capital HK$’000	Issued share capital equivalent of RMB’000

Authorised:
Ordinary shares of HK$0.02 each
as at 31 December 2009 and 31 December 2008	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2008	44,302,616,976	886,052	942,541
Exercise of options	1,483,333	30	26
Conversion of bonds	365,099,675	7,302	6,732

As at 31 December 2008	44,669,199,984	893,384	949,299

As at 31 December 2009	44,669,199,984	893,384	949,299

14.	SEGMENT INFORMATION

(a)	Operating segments

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, operations under production sharing contracts and trading business. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The following table presents the segment financial information for the Group’s operating segments for the years ended 31 December 2009 and 2008.

	Independent operations		Production sharing contracts		Trading business		Corporate		Eliminations		Consolidated
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Sales to external customers:
Oil and gas sales	44,314,655	53,058,086	39,599,724	47,773,247	–	–	–	–	–	–	83,914,379	100,831,333
Marketing revenues	–	–	–	–	20,751,961	22,966,752	–	–	–	–	20,751,961	22,966,752
Intersegment revenues	102,278	1,035,292	8,828,793	6,787,259	–	–	–	–	(8,931,071)	(7,822,551)	–	–
Other income	239,721	588,948	169,967	1,459,239	–	–	119,049	131,110	–	–	528,737	2,179,297

Total	44,656,654	54,682,326	48,598,484	56,019,745	20,751,961	22,966,752	119,049	131,110	(8,931,071)	(7,822,551)	105,195,077	125,977,382

Segment results
Operating expenses	(6,184,270)	(4,543,039)	(6,306,093)	(5,447,329)	–	–	–	–	–	–	(12,490,363)	(9,990,368)
Production taxes	(2,245,181)	(2,769,550)	(1,401,972)	(2,119,722)	–	–	–	–	–	–	(3,647,153)	(4,889,272)
Exploration costs	(2,400,933)	(2,534,409)	(832,750)	(875,137)	–	–	–	–	–	–	(3,233,683)	(3,409,546)
Depreciation, depletion and amortisation	(6,845,081)	(5,223,311)	(9,097,821)	(4,834,354)	–	–	–	–	–	–	(15,942,902)	(10,057,665)
Special oil gain levy	(4,039,689)	(9,135,879)	(2,317,615)	(7,102,355)	–	–	–	–	–	–	(6,357,304)	(16,238,234)
Impairment and inventory provision	(7,265)	(5,425)	362	(1,536,033)	–	–	–	–	–	–	(6,903)	(1,541,458)
Crude oil and product purchases	–	–	–	–	(20,455,217)	(22,675,049)	–	–	–	–	(20,455,217)	(22,675,049)
Selling and administrative expenses	(32,858)	(67,069)	(989,237)	(404,058)	–	–	(1,241,862)	(1,271,470)	–	–	(2,263,957)	(1,742,597)
Others	–	(1,136,879)	(448,384)	(379,735)	–	–	(24,631)	(51,425)	–	–	(473,015)	(1,568,039)
Interest income	–	–	4,689	948	–	–	633,563	1,090,076	–	–	638,252	1,091,024
Finance costs	(295,777)	(225,337)	(211,432)	(181,001)	–	–	(27,330)	(8,933)	–	–	(534,539)	(415,271)
Exchange gains/(losses), net	–	360	25,434	(46,062)	–	–	28,365	2,596,962	–	–	53,799	2,551,260
Investment income	–	–	–	–	–	–	199,925	475,925			199,925	475,925
Share of profits of associates	–	–	–	–	–	–	173,459	374,111			173,459	374,111
Non-operating expenses, net	–	–	–	–	–	–	(34,385)	(61,917)			(34,385)	(61,917)
Income tax expense	–	–					(11,335,516)	(13,505,032)			(11,335,516)	(13,505,032)

Segment profit for the year	22,605,600	29,041,788	27,023,665	33,094,907	296,744	291,703	(11,509,363)	(10,230,593)	(8,931,071)	(7,822,551)	29,485,575	44,375,254

Other segment information						–
Segment assets	83,722,039	59,570,546	112,632,892	98,263,175	2,202,254	671,307	41,984,232	46,378,831	–	–	240,541,417	204,883,859
Investments in associates	–	–	–	–	–	–	1,726,806	1,785,155	–	–	1,726,806	1,785,155

Total assets	83,722,039	59,570,546	112,632,892	98,263,175	2,202,254	671,307	43,711,038	48,163,986	–	–	242,268,223	206,669,014

Segment liabilities	(16,557,308)	(11,897,451)	(31,698,358)	(19,979,928)	(428,178)	(284,690)	(19,648,876)	(14,269,237)	–	–	(68,332,720)	(46,431,306)

Total liabilities	(16,557,308)	(11,897,451)	(31,698,358)	(19,979,928)	(428,178)	(284,690)	(19,648,876)	(14,269,237)	–	–	(68,332,720)	(46,431,306)

Capital expenditures	30,415,023	19,444,927	13,251,396	17,808,777	–	–	41,358	146,318	–	–	43,707,777	37,400,022

14.	SEGMENT INFORMATION (CONTINUED)

(b)	Geographical information

The Group mainly engages in the exploration, development and production of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Canada and Singapore.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical information is presented for revenues from external customers as over 76% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets and capital expenditure information for the Group’s geographical information for the years ended 31 December 2009 and 2008.

	PRC		Africa		Indonesia		Others		Consolidation and elimination		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-current assets	115,148,448	91,074,990	33,901,366	33,009,769	13,844,432	13,478,255	9,269,208	7,521,911	(3,886,650)	(3,735,989)	168,276,804	141,348,936
Capital expenditures	36,881,164	26,671,778	3,163,512	6,161,935	1,574,841	3,409,775	2,088,260	1,156,534	–	–	43,707,777	37,400,022

The information on non-current assets above is based on the location of assets and excludes financial instruments.

Information about a major customer

The current year revenue of approximately RMB24,332,653,000 (2008: RMB46,482,906,000) was derived from sales by the independent operations and production sharing contracts segments to a single customer, including sales to a group of entities which are known to be under common control with that customer.

15.	SUBSEQUENT EVENTS

On 13 March 2010, CNOOC International Limited, a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with Bridas Energy Holdings Ltd. ("BEH") to form a 50:50 joint venture in Bridas Corporation, formerly a wholly-owned subsidiary of BEH, for an initial cash consideration of US$3.1 billion, which is subject to price adjustments on net debt movement of Bridas Corporation during the second half of 2009. Currently, Bridas Corporation, through its affiliates (including a 40% interest in Pan American Energy LLC) has oil and gas exploration and production activities in Argentina, Bolivia and Chile. The transaction is expected to complete in the first half of 2010, subject to obtaining all governmental and regulatory approvals, permissions and consents required in the PRC and other terms and conditions. Upon completion, BEH and CNOOC International Limited will each hold 50% shares of and jointly manage Bridas Corporation.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW AND PROSPECTS

2009 was an unusual year in the history of the Company. The aftermath of the international financial crisis, the drop in oil prices and the continuing high costs in the industry all caused great difficulties for the Company’s operations. Natural disasters like typhoons had adverse impacts on the Company’s offshore operations. The Huizhou oilfields and Bozhong 25-1 oilfield were shut down and suffered significant production losses. Meanwhile, the heaviest development workload in the Company’s history, together with the tight human resources and engineering resources, exerted significant pressure on the Company’s construction and production schedules of its oil and gas fields.

Despite these difficulties, the Company managed to accomplish all of its targets set at the beginning of the year.

In 2009, the Company carefully deployed its operation resources, steadily advanced its intensive engineering, construction and development activities with a total of 11 new projects commencing production. Streamlined management enabled the Company to maintain producing oilfields at comparatively high production time efficiencies and at a slower decline rates, further contributing to its production growth.

As to exploration, the new discoveries and successful appraisals made by the Company in 2009 strengthened the foundation of its long-term development.

The Company continues to follow a prudent financial policy and strengthen the cost control, in order to maintain its cost advantage and healthy financial position.

For the year ended 31 December 2009, the Company’s total revenue was RMB105,195 million (US$15,398 million, with the exchange rates applicable for 2009 and 2008 at 6.8317 and 6.9449, respectively), representing a 16.5% decrease over the previous year. The Company’s net profit was RMB29,486 million (US$4,316 million), representing a 33.6% decrease from the previous year, primarily as a result of significant decline in the international oil prices.

For the year ended 31 December 2009, the Company’s basic and diluted earnings per share were both RMB0.66.

In 2010, the Chinese economy is expected to be an important force in leading the recovery of the global economy. However, such recovery may be slow and uneven. Moreover, the budding inflation will add uncertainties to the environment of the Company’s operations. The oil and gas industry’s costs may remain high.

In 2010, the Company plans to increase its capital expenditure to support its production growth and exploration workload. 98 exploration wells are planned to be drilled. Nine new projects are expected to commence production in 2010, further supporting the Company's rapid growth in oil and gas production.

FINANCIAL RESULTS

Consolidated net profit
Our consolidated net profit decreased 33.6% to RMB29,485.6 million (US$4,316.0 million) in 2009 from RMB44,375.3 million in 2008.

Revenue
Our oil and gas sales decreased 16.8% to RMB83,914.4 million (US$12,283.1 million) in 2009 from RMB100,831.3 million in 2008, primarily as a result of significantly lower average realised oil prices in 2009. The average realised price for our crude oil decreased by US$28.78 per barrel, or 32.2%, to US$60.61 per barrel in 2009 from US$89.39 per barrel in 2008. We sold 186.9 million barrels of crude oil in 2009, representing a 22.4% increase from 152.7 million barrels in 2008. The average realised price for our natural gas increased US$0.18 per thousand cubic feet, or 4.7%, to US$4.01 per thousand cubic feet in 2009 from US$3.83 per thousand cubic feet in 2008. Sales volume of our natural gas increased 4.8% to 41.7 million BOE in 2009 from 39.8 million BOE in 2008.

Our net marketing profit, which is marketing revenue less purchase costs, increased 1.7% to RMB296.7 million (US$43.4 million) in 2009 from RMB291.7 million in 2008. Our realised marketing profit margin, which is our net marketing profit as a percentage of marketing revenues, was 1.4% in 2009, generally the same as that of 1.3% in 2008.

Operating expenses
Our operating expenses increased 25.0% to RMB12,490.4 million (US$1,828.3 million) in 2009 from RMB 9,990.4 million in 2008. Operating expenses per BOE increased 6.6% to RMB54.8 (US$8.03) per BOE in 2009 from RMB51.4 (US$7.41) per BOE in 2008. Such increase is attributable to the commencement of production of oil and gas fields in 2009, the upgrade of operational equipment to improve the safety and reliability of production facilities, and the heavier operation workload at producing oil and gas fields.

Operating expenses per BOE offshore China increased 10.5% to RMB49.4 (US$7.23) per BOE in 2009 from RMB44.7 (US$6.43) per BOE in 2008, the increase is attributable to the upgrade of operational equipment to improve the safety and reliability of production facilities and the heavier operation workload. Operating expenses per BOE overseas decreased 19.4% to RMB80.9 (US$11.84) per BOE in 2009 from RMB100.3 (US$14.44) per BOE in 2008, primarily as a result of the lower average operating costs of overseas oil and gas fields commencing production in 2009.

Production taxes
Our production taxes decreased 25.4% to RMB3,647.2 million (US$533.9 million) in 2009 from RMB4,889.3 million in 2008, primarily as a result of lower crude oil sales due to significantly lower average realised oil prices in 2009.

Exploration expenses
Our exploration expenses decreased 5.2% to RMB3,233.7 million (US$473.3 million) in 2009 from RMB3,409.5 million in 2008. In 2009, we continued to enhance our exploration activities and due to higher drilling success rate, our exploration expenses in 2009 decreased slightly from that in 2008.

Depreciation, depletion and amortisation
Our depreciation, depletion and amortisation other than dismantlement expenditures increased 60.1% to RMB15,013.8 million (US$2,197.7 million) in 2009 from RMB9,380.5 million in 2008. Our average depreciation, depletion and amortisation per barrel increased 36.5% to RMB65.9 (US$9.65) per BOE in 2009 from RMB48.3 (US$6.95) per BOE in 2008, primarily as a result of the commencement of production in 2008 and 2009 of such oil and gas fields which were successively developed in recent years under an environment of the rising costs in both service fees and raw materials.

The depreciation, depletion and amortisation related to our dismantlement provisions increased 37.2% to RMB 929.1 million (US$136.0 million) in 2009 from RMB677.2 million in 2008. Our average dismantling costs increased 16.9% to RMB4.08 (US$0.60) per BOE in 2009 from RMB3.49 (US$0.50) per BOE in 2008. Apart from the commencement of production of oil and gas fields, the increase is also attributable to higher estimated future dismantlement obligations arising from upward reevaluation of expected work commitments and higher projected service fees and raw material prices.

Special Oil Gain Levy
Our Special Oil Gain Levy decreased 60.8% to RMB6,357.3 million (US$930.6 million) in 2009 from RMB16,238.2 million in 2008, primarily as a result of our lower realised oil price, and correspondingly, the lower applicable progressive rates imposed by the levy.

Impairment and inventory provision
Our impairment and inventory provision decreased 99.6% to RMB6.9 million (US$1.0 million) in 2009 from RMB1,541.5 million in 2008. The current year expense primarily included the provisions for inventory obsolescence in 2009.

Selling and administrative expenses
As compared to 2008, there was higher marketing costs in line with rising sales volume; higher wages and social security costs due to increasing staff headcounts; and higher leasing and outsourcing fees corresponding to market condition. In 2009, in light of these factors, our selling and administrative expenses increased 29.9% to RMB2,264.0 million (US$331.4 million) in 2009 from RMB1,742.6 million in 2008. Our selling and administrative expenses increased 10.8% to RMB9.94 (US$1.46) per BOE in 2009 from RMB8.97 (US$1.29) per BOE in 2008.

Finance costs/Interest income
Our finance costs increased 28.7% to RMB534.5 million (US$78.2 million) in 2009 from RMB415.3 million in 2008, primarily as a result of the increase in unwinding the discount on the provisions for dismantlement in 2009. Our interest income decreased 41.5% to RMB638.3 million (US$93.4 million) in 2009 from RMB1,091.0 million in 2008, primarily as a result of the lower banking deposit interest rates due to the liquidity excesses in both the domestic and overseas financial markets.

Exchange gains, net
Our exchange gains decreased 97.9% to RMB53.8 million (US$7.9 million) in 2009 from RMB2,551.3 million in 2008 primarily as a result of the relatively stable exchange rate between Renminbi and U.S. dollars in 2009 compared to 2008.

Investment income
Our investment income decreased 58.0% to RMB199.9 million (US$29.3 million) in 2009 from RMB475.9 million in 2008, primarily as a result of lower realised gains due to market conditions and redemptions to avoid the potential losses due to the volatile financial markets.

Share of profits of associates
Our share of profits of associates decreased 53.6% to RMB173.5 million (US$25.4 million) in 2009 from RMB374.1 million in 2008, primarily as a result of significant lower average realised oil price in an associated company in 2009.

Income tax expense
Our income tax expense decreased 16.1% to RMB11,335.5 million (US$1,659.3 million) in 2009 from RMB13,505.0 million in 2008, primarily as a result of lower revenue and profit due to lower average realised oil price. Our effective tax rate increased to 27.7% in 2009 from 23.3% in 2008. In 2008, the Company had a lower effective tax rate primarily because of the tax exemption on the income from the sale of working interests in certain assets. In addition, the larger profit contribution from our overseas business units and the increased tax rate in Indonesia have attributed to the higher effective tax rate in 2009.

CAPITAL RESOURCES AND LIQUIDITY

Overview
Our primary sources of cash during 2009 were cash flow from operating activities. We used cash primarily to fund capital spending program and dividends.

Cash generated from operating activities
In 2009, our cash flow from operating activities was RMB52,857.9 million (US$7,737.1 million) as compared to RMB55,738.4 million in 2008, representing a decrease of 5.2% from 2008. The decrease in cash from operating activities was mainly due to lower crude oil prices and increases in costs, expenditures and working capital, partially offset by the sales volume increase in 2009. The cash outflows included special oil gain levy payments of RMB4,255.1 million (US$622.8 million) and income tax payments of RMB8,760.6 million (US$1,282.4 million).

Cash used in investing activities
Net cash outflow from investing activities in 2009 was RMB40,540.7 million (US$5,934.2 million), representing a decrease of RMB8,443.6 million, or 17.2%, from RMB48,984.3 million in 2008.

Our capital expenditures and investments primarily include all exploration and development expenditures and purchases of oil and gas properties. Our capital expenditures increased 16.6% to RMB43,626.8 million (US$6,385.9 million) in 2009 from RMB37,414.1 million in 2008, primarily as a result of increase in exploration activities and continuing development of projects under construction. Our development expenditures in 2009 primarily relate to the development of Akpo field of the OML130 project, Penglai 19-3 Phase II, Suizhong 36-1, Jinzhou 25-1S, Jinzhou 25-1, Ledong22-1/15-1 and Bozhong 19-4 and recovery improvement of certain producing oil and gas fields.

In addition, our cash used in investing activities was also attributable to purchases of available-for-sale financial assets of RMB7,652.4 million (US$1,120.1 million) and held-to-maturity financial assets of RMB3,000.0 million (US$439.1 million). Our cash generated from investing activities were mainly from the proceeds from the sales of available-for-sale financial assets and held-to-maturity financial assets in the amount of RMB9,257.1 million (US$1,355.0 million) and RMB3,000.0 million (US$439.1 million), respectively.

Cash used in financing activities
Net cash outflow from financing activities in 2009 was RMB9,403.3 million (US$1,376.4 million), representing a decrease of RMB725.7 million, or 7.2%, from RMB10,129.0 million in 2008. In 2009, the net cash outflow was mainly due to the distribution of dividends in the amount of RMB14,175.3 million (US$2,074.9 million). Partially offset by the cash inflow, which was mainly due to bank borrowings of RMB5,307.0 million (US$776.8 million).

At the end of 2009, our total debt was RMB18,692.2 million (US$2,736.1 million), as compared to RMB13,880.6 million at the end of 2008. The increase in debt in 2009 was attributed primarily due to borrowings associated with the OML130 project and the Tangguh project. Our gearing ratio, which is defined as interest bearing debt divided by the sum of interest bearing debt and equity, was 9.7%.

MARKET RISKS

Our market risk exposures primarily consist of fluctuations in oil and gas prices, exchange rates and interest rates.

Oil price risk
As our realised oil prices are mainly determined by reference to the oil prices in international markets, changes in international oil prices have a significant impact on us. Unstable and high volatility of international oil prices may have a significant impact on our revenue and profit.

Currency risk
A significant portion of the Company’s oil and gas sales are denominated in Renminbi and U.S. dollars. On 21 July 2005, China reformed its exchange rate regime by adopting a managed floating exchange rate approach that is based on market supply and demand and with reference to a basket of currencies. Renminbi is no longer pegged to U.S. dollars. In 2009, Renminbi appreciated approximately 0.1% against U.S. dollars.

Interest rate risk
As at the end of 2009, the interest rates for 36% of the Company’s debts were fixed. The weighted average term of the Company’s debts was approximately 6.9 years.

EMPLOYEES

As at 31 December 2009, the Company had 4,019 employees.

We have adopted four share option schemes for directors, senior management and other eligible grantees of the Company since 4 February 2001. The Board has granted options to directors, senior management and other eligible grantees pursuant to these share option schemes.

In 2009, we adopted a market-oriented employment system and a more competitive remuneration scheme by improving our employment policy.

In 2009, the Company finished revising the labour contracts for all of its domestic employees in accordance with the new Labour Contract Law of the PRC in order to protect the employees’ interests.

CHARGES ON ASSETS

Together with the other joint venture partners and the operator of the NWS Project, CNOOC NWS Private Limited, our wholly-owned subsidiary, signed a Deed of Cross Charge and an Extended Deed of Cross Charge pursuant to which certain liabilities incurred or to be incurred, if any, by us in respect of the NWS Project are secured by our interests in the NWS Project.

CONTINGENT LIABILITIES

On 20 April 2006, the Company acquired from South Atlantic Petroleum Limited (“SAPETRO”) a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”).

In 2007, a Nigeria local tax office conducted a tax audit on SAPETRO and raised a disagreement with the tax filings made for OML130 Transaction based on its preliminary tax audit assessment. The Company has contested such tax audit assessment in accordance with Nigerian laws and relevant agreements with SAPETRO. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds with legal merits in contesting such tax audit assessment. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

DIVIDENDS

An interim dividend of HK$0.20 per share was declared on 26 August 2009, and paid to the shareholders of the Company on 30 September 2009. The Board recommended a payment of a final dividend of HK$0.20 per share, payable on 4 June 2010 to all shareholders on the register of members of the Company on 20 May 2010, subject to shareholders’ approval.

Pursuant to the “Notice regarding Matters on Determination of Tax Resident Status of Chinese-controlled Offshore Incorporated Enterprise under Rules of Effective Management” issued by the State Administration of Taxation of the PRC on 22 April 2009, the “Enterprise Income Tax Law of the PRC” and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the PRC” all implemented in 2008, the Company is likely to be regarded as a Chinese Resident Enterprise, therefore likely to be required to withhold a 10% enterprise income tax when it distributes dividends to its nonresident enterprise shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting enterprise income tax of 10%.

The payment of future dividends will be determined by the Board, which are based upon, among other things, the Company’s future earnings, capital requirements, financial conditions, future prospects and other factors which the Board of Directors may consider relevant. The Company’s ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by the Company from its subsidiaries and associates.

Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars. Cash dividends to the American Depositary Receipts (“ADR”) holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of ADRs.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed, together with the management, the Group's consolidated financial statements for the year ended 31 December 2009, including the accounting policies adopted by the Group and has discussed the internal control and financial reporting matters. The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2009.

PURCHASE, DISPOSAL AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries did not purchase, dispose of or redeem any of the listed securities of the Company during the year ended 31 December 2009.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 13 May 2010 (Thursday) to 20 May 2010 (Thursday) (both dates inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the dividends and to attend the annual general meeting of the Company, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 12 May 2010 (Wednesday).

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2009, except for deviations from provisions A.2.1 and A.4.1 only. The following summarises the requirements under the relevant CG Code provisions and the Company’s reasons for such deviations.

Code Provision A.2.1
Under Code Provision A.2.1, the roles of the Chairman and Chief Executive Officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Board. In addition to the role of Chairman of the Board, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from CG Code provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interest of the Company’s oil and gas exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Nomination Committee of the Company also agreed that it is in the best interest of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

Code Provision A.4.1
Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the other incumbent Independent Non-executive Directors of the Company, except Mr. Wang Tao who was elected as a new Independent Non-executive Director of the Company for the first time by the shareholders at the annual general meeting of the Company on 29 May 2008, have been retired from the office by rotation and have been re-elected in the past three years according to Article 97. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

Further information on the CG Code can be found in the Corporate Governance Report contained in the annual report.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All directors have confirmed that they complied, during the year ended 31 December 2009, with the required standards set out in the Model Code.

PUBLICATION OF ANNUAL RESULTS AND ANNUAL REPORT

The electronic version of this announcement is published on the website of the Hong Kong Stock Exchange (the “Stock Exchange”) (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com). The annual report for the year ended 31 December 2009, containing all the information required by Appendix 16 to the Listing Rules, will be dispatched to shareholders of the Company and published on the Hong Kong Stock Exchange's website and the Company’s website in due course.

GENERAL

For the purpose of this announcement, unless otherwise indicated, translations of Renminbi into US dollars for 2009 have been made at the rate of RMB6.8317 to US$1(2008: RMB6.9449 to US$1). These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Renminbi and US dollars can be or could have been converted at the above rate or any other rates or at all.

By Order of the Board CNOOC Limited Fu Chengyu Chairman and Chief Executive Officer

Hong Kong, 31 March 2010

As at the date of this announcement, the Board comprises:

Executive Directors Fu Chengyu (Chairman) Yang Hua Wu Guangqi Non-executive Directors Zhou Shouwei Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are reasonable under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2008 Annual Report on Form 20-F filed on 8 May 2009.